May 22, 2025

Kenneth J. Nicholson
Chief Executive Officer and President
FTAI Infrastructure Inc.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

       Re: FTAI Infrastructure Inc.
           Registration Statement on Form S-3
           Filed May 16, 2025
           File No. 333-287375
Dear Kenneth J. Nicholson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Michael J. Schwartz